D I C K S T E I N    S H A P I R O    M O R I N  &   O S H I N S K Y   L L P
2101 L Street NW • Washington, DC 20037-1526
Tel (202) 785-9700 • Fax (202) 887-0689
Writer's Direct Dial: (202) 775-4710
E-Mail Address: SzaboL@dsmo.com

February 1, 2002

Securities and Exchange Commission
Division of Investment Management
Office of Public Utility Regulations
450 5th Street, NW
Washington, DC 20549

RE:     KeySpan Corporation - File No. 70-10007

Ladies & Gentlemen:

        By this letter, KeySpan Corporation and Eastern Enterprises (the “Applicants”) notify the Commission that the Application/Declaration on Form U-1, filed by the Applicants on November 27, 2001 in File No. 70-10007, is hereby withdrawn. The filing was inadvertently made due to EDGAR technical problems.

        Thank you for your consideration of this matter.

                                                                                        Sincerely,

                                                                                        Laura V. Szabo
                                                                                        Counsel to KeySpan Corporation and
                                                                                        Eastern Enterprises